pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Provides Update on Mining Lease Status

Vancouver BC, September 3, 2020:  Pacific Booker Minerals Inc is announcing that a formal submission has been made to the Chief Gold Commissioner regarding Pacific Booker's request to appeal the cancellation of mining lease no. 1069796.  Due to a misunderstanding of the COVID-19 protection order issued in March, the request for an extension of the lease was not made on time and claims were recorded by other individuals in the area of the lease.  The Company has filed a notice on the area of its intention to appeal the cancellation and a copy of the notice has been sent to the owners of mineral tenure no. 1077644 (the overlying claim).

It is anticipated that the Chief Gold Commissioner will provide the impacted parties an opportunity to be heard and to make submissions before any decision under Section 67(2) of the Act is made.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde

President/CEO & Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.